Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Colt Defense’s subsidiaries as of December 31, 2012 are listed below. Colt Finance Corp. does not have any subsidiaries.

SUBSIDIARIES

	Percent Owned	State or Country of
	Directly or	Organization or
	Indirectly	Incorporation
Colt Canada Corporation	100%	Canada
Colt Finance Corp.	100%	Delaware